

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 27, 2017

VIA-EMAIL

Sarah E. Cogan
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Re:     Blackstone / GSO Floating Rate Enhanced Income Fund
        Initial Registration Statement on Form N-2
        File Nos. 333-219127 and 811-23270

Dear Ms. Cogan:

On June 30, 2017, you filed a registration statement on Form N-2 on behalf of Blackstone / GSO Floating Rate Enhanced Income Fund (the "Fund"). We have reviewed the registration statement and provide our comments below. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined in this letter have the meaning given to them in the registration statement.

## GENERAL

1. We note that substantial portions of the disclosure have been left blank. Please complete or update all missing information that is currently in brackets or missing in the registration statement. In particular, please provide a completed fee table for staff review prior to seeking effectiveness.

2. Explain to us whether the Fund intends to seek effectiveness of this registration statement prior to receiving exemptive relief to offer multiple classes of common shares. If so, please revise the document to show the features of only the share class the Fund seeks to offer at launch. In making such revisions, the Fund may indicate that it expects to offer an additional share class if exemptive relief is granted and provide the general terms of the additional class.

## PROSPECTUS

**Prospectus Summary**

3. On page 2, the Fund states that, under normal market conditions, it will invest at least 80% of its Managed Assets in floating rate instruments. The Fund further notes that, under current

market conditions, it anticipates that its portfolio of floating rate instruments will primarily consist of floating rate loans.  Please disclose any other types of floating rate instruments in which the Fund may invest for purposes of its 80% policy.

4.  In the discussion of illiquid securities on pages 2 to 3, the Fund notes that "securities that cannot be disposed of within seven days due solely to applicable laws or the Adviser's compliance policies and procedures will not be subject to the limitations" on investing up to 20% of the Fund's Managed Assets in illiquid securities.  Please explain the types of securities or the types of situations that could lead to the Fund's inability to dispose of securities within seven days due to applicable law or the Adviser's policies and procedures.

5.  Please explain to us what the Fund intends to do if it does not receive the requested exemptive relief from certain provisions of the Investment Company Act of 1940 (the "Act").

6.  In the "Leverage" section on page 4, the Fund notes that it may issue Preferred Shares.  Supplementally explain whether it is likely that the Fund will issue Preferred Shares within 12 months of effectiveness of this registration statement.  If so, please disclose the consequences to holders of Common Shares of the issuance of Preferred Shares (*e.g.*, increased expense ratio, lower liquidation preference, and diminished voting power) and provide appropriate fee table disclosure (*e.g.*, estimated dividend expense of Preferred Shares).

7.  Under "Adviser" on page 5, you provide information about the amount of assets under management of Blackstone and GSO.  Please also provide this information for the Adviser.

8.  In the discussion of "Allocation of Investment Opportunities" beginning on page 6, please clarify whether the Adviser has other clients and, if so, confirm that the same policies and procedures discussed in this section will be used to allocate investment opportunities among the Adviser's clients.

9.  Disclosure on page 13 states: "The Fund has no limitation on the amount of its assets which may be invested in instruments that are not readily marketable or are subject to restrictions on resale.  See 'Risks—Liquidity Risks.'"  Please explain how this statement is fully consistent with other statements in the prospectus indicating that the Fund may invest up to 20% of its Managed Assets in securities that, at the time of investment, are illiquid (*i.e.*, securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities).  For instance, please explain to us whether the Fund may classify certain instruments that are not readily marketable or that are subject to restrictions on resale as illiquid.  Further, please qualify the statement that the Fund can invest an unlimited amount of its assets in instruments that are not readily marketable or subject to restrictions on resale to the extent necessary to comply with Rule 23c-3(b)(10) under the Act.

10. Under "Segregation and Coverage Risk" on page 19, the Fund indicates that in some cases the Fund will segregate liquid assets with a value equal (on a mark-to-market basis) to its obligations under portfolio management techniques that may be considered senior securities

under the Act.  Please supplementally confirm that if the Fund is the protection seller in a credit default swap ("CDS") contract, it will segregate liquid assets in an amount equal to the full, un-netted amount of the Fund's contractual obligation (*i.e.*, the notional amount).

**Summary of Fund Expenses**

11. Please prominently disclose that the Example should not be considered a representation of future expenses and that actual expenses may be greater or lesser than those shown.  *See* Instruction 11.d to Item 3.1 of Form N-2.

**The Fund's Investments**

12. Please disclose any limits on the amount of securities lending activity in which the Fund may engage and confirm that the Fund will limit the amount of securities on loan to no more than 1/3 of its total assets.  *See* The Brinson Funds No-Action Letter (publicly available Nov. 25, 1997).

13. On page 47, the Fund states: "Compliance with any policy or limitation of the Fund that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities.  The policy will not be violated if these limitations are exceeded because of changes in the market value or investment rating of the Fund's assets or if a Borrower or issuer distributes equity securities incidental to the purchase or ownership of a loan or fixed-income instrument or in connection with a reorganization of a Borrower or issuer."  Please revise this language to make it clear that this is not the case with respect to the Fund's fundamental policy on borrowing.  For a closed-end fund, compliance with senior security limitations is calculated immediately after the issuance or sale of such senior security.  *See* section 18(a) of the Act.

14. In the first paragraph of the "Leverage" section on page 48, the Fund indicates that the 33 1/3% limit on Borrowings and the 50% limit on the issuance of Preferred Shares will be measured against the value of the Fund's total assets immediately after such Borrowings or issuance.  Elsewhere in the section, the Fund indicates that these limitations will be based on the Fund's Managed Assets (*i.e.*, net assets plus the amount of any Borrowings and the liquidation preference of any Preferred Shares that may be outstanding).  Please consistently describe the Fund's approach throughout the registration statement and explain to us how your approach is consistent with section 18 of the Act.  *See* section 18(a) and (h) of the Act.

15. Your principal risk disclosure on "Loans Risk" beginning on page 52 does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.  This general issue is, however, mentioned in the "Portfolio Composition" section on page 37.  Please explain to us whether you have considered adding this risk as a principal risk of investing in the Fund.  If you have determined that it is not a principal risk, please explain to us the basis for that determination.  Otherwise, please revise your principal risk disclosure to include this risk as a principal risk of investing in the Fund.

16. Disclosure regarding structured products risk provided on page 55 and pages 62 to 63 appears duplicative.  Consider revising to reduce repetition.  Further, disclosure on page 55 states that the Fund may invest 20% of its Managed Assets in structured products, while disclosure on page 62 indicates that the Fund's investment limit for structured products is 10% of Managed Assets.  Please clarify which limit is accurate.

17. Disclosure regarding lender liability risk provided on pages 56 to 57 and page 63 appears duplicative.  Consider revising to reduce repetition.

18. Disclosure regarding potential conflicts of interest risk on page 61 and pages 63 to 64 appears duplicative in some respects, although the discussion on pages 63 to 64 is more detailed.  Consider revising to reduce repetition.

**Management of the Fund**

19. Please provide a description of the Adviser's experience as an investment adviser.  *See* Item 9.b.1 of Form N-2.

**Periodic Repurchase Offers**

20. Please clarify whether the 7 to 14 day notice period prior to the Repurchase Request Deadline is measured based on calendar days or business days.  Other references to time periods in this section clearly refer to either calendar days or business days.

**Net Asset Value**

21. Please supplementally confirm that you will value short-term debt instruments with a remaining maturity of 60 days or less at amortized cost only if the Fund can reasonably conclude, at each time it makes a valuation determination, that the amortized cost value of the portfolio security is approximately the same as the fair value of the security determined without the use of the amortized cost valuation.  *See* Money Market Fund Reform, Release No. IC-31166 (July 23, 2014), 79 FR 47736, 47812-47813 (Aug. 14, 2014).

**Description of Shares**

22. Page 82 states: "The 1940 Act requires that holders of any Preferred Shares, voting separately as a single class, have the right to elect at least two trustees at all times."  Please clarify your disclosure to explain that holders of Common Shares will experience diminished voting power if the Fund issues Preferred Shares.

**STATEMENT OF ADDITIONAL INFORMATION**

**Investment Restrictions**

23. Please confirm that for assets allocated to any bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan, the Fund will treat both the

interposed financial institution and the borrower as "issuers" for purposes of the Fund's fundamental investment restriction on industry concentration. *See* section 8(b)(1)(E) of the Act; Pilgrim Prime Rate Trust No-Action Letter (publicly available June 29, 1989).

24. Following a list of six fundamental policies on page 1, there is language on page 2 stating, "Except for the fundamental policies disclosed above, all other policies of the Fund disclosed herein and in the Fund's prospectus are non-fundamental policies which may be changed by the board of trustees of the Fund without shareholder approval." This sentence appears to conflict with language in the prospectus and on page 3 of the SAI indicating that another fundamental policy of the Fund is to make periodic repurchase offers to shareholders. Please revise for clarity.

**Investment Policies and Techniques**

25. Under "Foreign Investments" on page 11, the Fund states that it will not invest in securities denominated in currencies other than U.S. dollars. This language conflicts with statements in the prospectus indicating that the Fund may invest in securities denominated in foreign currencies. For example, see discussions on pages 34, 35, 40, and 66 of the prospectus. Please consistently describe the Fund's approach.

26. Disclosure on page 14 states: "The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities, certificates of deposit or bankers' acceptances in which the Fund may invest." This appears narrower than similar disclosure on pages 35 to 36 and page 42 of the prospectus, in which the Fund suggests that it may also enter into repurchase agreements with respect to non-U.S. government securities that have received the highest investment grade credit rating, commercial paper, bank time deposits, shares of money market funds, and credit-linked notes. Please clarify the scope of repurchase agreements in which the Fund may invest.

27. The Fund discusses potential investments in repurchase agreements on pages 14 and 20. Please explain whether the discussion on page 14 is meant to be limited to the types of repurchase agreements in which the Fund may invest in connection with temporary defensive positions and, if so, if the Fund may engage in different types of repurchase agreements in the normal course. To the extent the discussions do not involve different circumstances in which the Fund may engage in repurchase agreements, please consider consolidating the discussions to reduce repetition.

**Portfolio Managers**

28. The Fund notes on page 28 that portfolio manager compensation is based, in part, on performance of client assets for which the portfolio manager is primarily responsible. Please identify any benchmark used to measure performance and state the length of the period over which performance is measured. *See* Item 21.2 of Form N-2.

**Custodian and Transfer Agent**

29. Please provide information about the nature of the custodian's business and a general description of the services performed by the Fund's custodian. *See* Item 20.6 of Form N-2.

**PART C**

**Exhibits**

30. To the extent the fee waiver/expense reimbursement arrangement is part of a written agreement, please supplementally confirm that you will be filing it as an exhibit to the registration statement as a material contract pursuant to Item 25.2.k of Form N-2.

\* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \*

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

If you have any questions about these comments, please call me at (202) 551-5490.

Sincerely,

/s/ Angela Mokodean

Angela Mokodean
Senior Counsel